SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of
Quarterly Financial Information prepared in Brazilian
currency and in accordance with the accounting practices
adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER	Corporate Legislation
COMPANIES	June 30, 2009

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 33.3.0027696-3

01.02 - HEAD OFFICE

1 - ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			2 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro		5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Claudio Zezza
2 – ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			3 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro		5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2009	12.31.2009	1	01.01.2009	03.31.2009	4	10.01.2008	12.31.2008
9 - INDEPENDENT ACCOUNTANT Ernst & Young Auditores Independentes S.S						10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Claudio Camargo					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 812.937.989-91

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 06.30.2009	Prior quarter 03.31.2009	Same quarter in prior year 06.30.2009
Paid-up capital
1 – Common	799,925	798,351	798,351
2 – Preferred	1,548,522	1,545,476	1,545,476
3 – Total	2,348,447	2,343,827	2,343,827
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 1130 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04/02/2009	Dividend	06/16/2009	PN	0.1107000000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 06/30/2009

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

02.01 PARENT COMPANY BALANCE SHEET ASSETS (in thousands of Reais)

Account Code	Account Description	6/30/2009	3/31/2009
1	Total Assets	7,696,716	7,880,342
1.01	Current Assets	44,510	214,087
1.01.01	Cash and Cash Equivalents	43,697	38,780
1.01.01.01	Cash and Cash Equivalents	43,697	38,772
1.01.01.02	Marketable Securities	-	8
1.01.02	Receivables	-	-
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.02	Sundry Receivables	-	-
1.01.03	Inventories	-	-
1.01.04	Other	813	175,307
1.01.04.01	Taxes and Contributions Recoverable	597	368
1.01.04.02	Dividends and interests on own capital receivable	-	174,722
1.01.04.03	Other	216	217
1.02	Non-Current Assets	7,652,206	7,666,255
1.02.01	Long-Term Assets	13,355	13,277
1.02.01.01	Sundry Receivables	7,333	7,439
1.02.01.01.01	Taxes and Contributions Recoverable	7,333	7,439
1.02.01.02	Intercompany Receivables	-	-
1.02.01.02.01	Affiliates and Equivalent	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	6,022	5,838
1.02.01.03.01	Escrow Deposits	5,119	5,530
1.02.01.03.02	Marketable Securities	903	308
1.02.02	Permanent Assets	7,638,851	7,652,978
1.02.02.01	Investments	7,635,304	7,649,431
1.02.02.01.01	Affiliates /Equivalent	7,635,304	7,649,431
1.02.02.01.02	Affiliates /Equivalent - Goodwill	-	-
1.02.02.01.03	Subsidiaries	-	-
1.02.02.01.04	Subsidiaries - Goodwill	-	-
1.02.02.01.05	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	-	-
1.02.02.03	Intangible Assets	3,547	3,547
1.02.02.04	Deferred Charges	-	-

Páge: 4

02.02 PARENT COMPANY BALANCE SHEET LIABILITIES (in thousands of Reais)

Account Code	Account Description	6/30/2009	3/31/2009
2	Total Liabilities	7,696,716	7,880,342
2.01	Current Liabilities	31,283	199,651
2.01.01	Loans and Financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers - Trade Payable	1,667	2,161
2.01.04	Taxes, rates and contributions	13	6
2.01.05	Dividends payable	25,438	193,294
2.01.06	Provisions	-	-
2.01.07	Intercompany Payables	-	-
2.01.08	Other	4,165	4,190
2.01.08.01	Labor Obligations	24	52
2.01.08.02	Other Liabilities	4,141	4,138
2.02	Non-Current Liabilities	34,238	34,249
2.02.01	Long-Term Liabilities	34,238	34,249
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	13,839	13,827
2.02.01.03.01	Provision for Contingencies	9,256	9,182
2.02.01.03.02	Actuarial Liabilities	4,583	4,645
2.02.01.04	Intercompany Payables	-	-
2.02.01.05	Advances for Future Capital Increase	-	-
2.02.01.06	Other	20,399	20,422
2.03	Deferred Income	-	-
2.05	Shareholders' Equity	7,631,195	7,646,442
2.05.01	Paid up Capital	7,632,371	7,613,610
2.05.02	Capital Reserves	15,569	34,330
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiaries/Affiliates and Equivalent	-	-
2.05.04	Revenue Reserves	142,516	142,516
2.05.04.01	Legal	111,554	111,554
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	For Unearned Income	-	-
2.05.04.05	Profit Retention	30,962	30,962
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Revenue Reserves	-	-
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Accumulated Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Accumulated Income (Loss)	(159,261)	(144,014)
2.05.07	Advances for Future Capital Increase	-	-

03.01 PARENT COMPANY STATEMENTS OF INCOME (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 04/01/2009 to 06/30/2009	Year-to-Date -current year 01/01/2009 to 06/30/2009	Amount for Prior Year Quarter 04/01/2008 to 06/30/2008	Year-to-date - prior year01/01/2008 to 06/30/2008
3.01	Gross Revenues from Goods Sold and/or Services Rendered	-	-	-	-
3.02	Deductions from Gross Revenue	-	-	-	-
3.03	Net Operating Revenues from Goods Sold and/or Services Rendered	-	-	-	-
3.04	Cost of Goods Sold and/or Services Rendered	-	-	-	-
3.05	Gross Income	-	-	-	-
3.06	Operating Revenues (Expenses)	(12,020)	(156,034)	(66,295)	(191,761)
3.06.01	Sales	-	-	-	-
3.06.02	General and Administrative	(2,135)	(5,464)	(882)	(2,717)
3.06.03	Financial	1,044	2,438	1,052	2,301
3.06.03.01	Financial Income	1,137	2,561	1,169	2,303
3.06.03.02	Financial Expenses	(93)	(123)	(117)	(2)
3.06.04	Other Operating Revenues	5	1,314	-	201
3.06.05	Other Operating Expenses	3,193	(758)	(1,819)	(2,218)
3.06.06	Equity Pick Up	(14,127)	(153,564)	(64,646)	(189,328)
3.07	Operating Loss	(12,020)	(156,034)	(66,295)	(191,761)
3.08	Non-operating Result	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxes /Profit Sharing	(12,020)	(156,034)	(66,295)	(191,761)
3.10	Income Tax and Social Contribution	-	-	-	-
3.11	Deferred Income Tax	(3,227)	(3,227)	-	-
3.12	Profit Sharing /Statutory Contributions	-	-	-	-
3.12.01	Profit Sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on own capital	-	-	-	-
3.15	Net Loss for the Period	(15,247)	(159,261)	(66,295)	(191,761)

Account Code	Account Description	Amount for Current Quarter 04/01/2009 to 06/30/2009	Year-to-Date -current year 01/01/2009 to 06/30/2009	Amount for Prior Year Quarter 04/01/2008 to 06/30/2008	Year-to-date - prior year01/01/2008 to 06/30/2008
4.01	Net cash and cash equivalents generated (used) by operating activities	172,452	170,111	78,062	75,414
4.01.01	Cash and cash equivalents generated by operating activities	(2,254)	(8,157)	(2,413)	(3,696)
4.01.01.01	Net Loss for the period	(15,247)	(159,261)	(66,295)	(191,761)
4.01.01.02	Depreciation and amortization	-	-	395	790
4.01.01.03	Equity pick up	14,127	153,564	64,646	189,328
4.01.01.04	Actuarial liabilities	(62)	(134)	-	-
4.01.01.05	Monet. rest., oblig. discount asset, DJ, cont.	(86)	(134)	(132)	(26)
4.01.01.06	Interest on marketable securities	(986)	(2,192)	(1,027)	(2,027)
4.01.02	Variations in assets and liabilities	174,706	178,268	80,475	79,110
4.01.02.01	Taxes and contributions recoverable	(122)	(606)	(64)	(153)
4.01.02.02	Dividends	174,722	174,722	79,195	79,195
4.01.02.03	Other current and non-current assets	464	404	(1,138)	(1,225)
4.01.02.04	Labor obligations	(28)	(3)	(49)	(133)
4.01.02.05	Suppliers - trade payable	(494)	899	(317)	(989)
4.01.02.06	Taxes, rates and contributions	8	(3)	(3)	1
4.01.02.07	Provision for contingencies	154	2,836	1,648	1,211
4.01.02.08	Other current and non-current assets liabilities	2	19	1,203	1,203
4.01.03	Others	-	-	-	-
4.02	Net cash and cash equivalents generated (used) by investment activities	400	5,615	1,347	8,058
4.02.01	Marketable securities	400	5,615	1,347	8,058
4.03	Net cash and cash equivalents generated (used) by financing activities	(167,927)	(167,997)	(74,628)	(74,808)
4.03.01	Capital decrease	-	-	132,792	132,792
4.03.02	Dividends and interests on own capital paid	(167,927)	(167,997)	(207,420)	(207,600)
4.04	Exchange variation on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) on cash and cash equivalents	4,925	7,729	4,781	8,664
4.05.01	Beginning cash and cash equivalents balance	38,772	35,968	3,940	57
4.05.02	Ending cash and cash equivalents balance	43,697	43,697	8,721	8,721

05.01 PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 04/01/2009 a 06/30/2009 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS ' EQUITY
5.01	Beginning balance	7,613,610	34,330	-	142,516	(144,014)	-	7,646,442
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	7,613,610	34,330	-	142,516	(144,014)	-	7,646,442
5.04	Income (loss) for the period	-	-	-	-	(15,247)	-	(15,247)
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	18,761	(18,761)	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Ending balance	7,632,371	15,569	-	142,516	(159,261)	-	7,631,195

05.02 PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 a 06/30/2009 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS ' EQUITY
5.01	Beginning balance	7,613,610	34,330	-	142,516	-	-	7,790,456
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	7,613,610	34,330	-	142,516	-	-	7,790,456
5.04	Income (loss) for the period	-	-	-	-	(159,261)	-	(159,261)
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	18,761	(18,761)	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Ending balance	7,632,371	15,569	-	142,516	(159,261)	-	7,631,195

08.01 CONSOLIDATED BALANCE SHEET ASSETS (in thousands of Reais)

Account Code	Account Description	6/30/2009	3/31/2009
1	Total Assets	14,518,318	14,260,713
1.01	Current Assets	4,812,942	4,299,775
1.01.01	Cash and Cash Equivalents	773,112	456,224
1.01.01.01	Cash and Cash Equivalents	763,029	450,953
1.01.01.02	Marketable Securities	10,083	5,271
1.01.02	Receivables	2,470,139	2,259,895
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.02	Sundry Receivables	2,470,139	2,259,895
1.01.02.02.01	Accounts Receivable	2,470,139	2,259,895
1.01.03	Inventories	439,149	431,159
1.01.04	Other	1,130,542	1,152,497
1.01.04.01	Taxes and Contributions Recoverable	627,150	560,052
1.01.04.02	Deferred Income Tax and Social Contribution	27,501	38,223
1.01.04.03	Prepaid Expenses	416,782	509,499
1.01.04.04	Operations with derivatives	25,566	10,094
1.01.04.05	Other assets	33,543	34,629
1.02	Non-Current Assets	9,705,376	9,960,938
1.02.01	Long-Term Assets	628,031	643,590
1.02.01.01	Sundry Receivables	373,072	339,495
1.02.01.01.01	Taxes and Contributions Recoverable	262,309	228,732
1.02.01.01.02	Deferred Income Tax and Social Contribution	110,763	110,763
1.02.01.02	Intercompany Receivables	-	-
1.02.01.02.01	Affiliates and Equivalent	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	254,959	304,095
1.02.01.03.01	Escrow Deposits	160,876	150,659
1.02.01.03.02	Marketable Securities	9,945	9,009
1.02.01.03.03	Prepaid Expenses	11,808	13,073
1.02.01.03.04	Operations with derivatives	65,313	124,086
1.02.01.03.05	Other assets	7,017	7,268
1.02.02	Permanent Assets	9,077,345	9,317,348
1.02.02.01	Investments	-	-
1.02.02.01.01	Affiliates/Equivalent	-	-
1.02.02.01.02	Subsidiaries	-	-
1.02.02.01.03	Other investments	-	-
1.02.02.02	Property, Plant and Equipment	4,452,588	4,566,173
1.02.02.03	Intangible Assets	4,494,753	4,611,658
1.02.02.04	Deferred Charges	130,004	139,517

08.02 CONSOLIDATED BALANCE SHEET LIABILITIES (in thousands of Reais)

Account Code	Account Description	6/30/2009	3/31/2009
2	Total Liabilities	14,518,318	14,260,713
2.01	Current Liabilities	3,822,239	3,774,434
2.01.01	Loans and Financing	1,103,743	1,242,698
2.01.02	Debentures	-	-
2.01.03	Suppliers - Trade Payable	1,789,795	1,533,194
2.01.04	Taxes, rates and contributions	579,988	561,484
2.01.05	Dividends payable	25,438	193,294
2.01.06	Provisions	-	-
2.01.07	Intercompany Payables	-	-
2.01.08	Other	323,275	243,764
2.01.08.01	Operations with derivatives	103,633	23,826
2.01.08.02	Labor obligations	114,955	117,663
2.01.08.03	Other liabilities	104,687	102,275
2.02	Non-Current Liabilities	3,064,884	2,839,837
2.02.01	Long-Term Liabilities	3,064,884	2,839,837
2.02.01.01	Loans and Financing	2,471,151	2,306,232
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	262,589	260,913
2.02.01.03.01	Provision for Contingencies	256,298	254,560
2.02.01.03.02	Actuarial liabilities	6,291	6,353
2.02.01.04	Intercompany Payables	-	-
2.02.01.05	Advances for Future Capital Increase	-	-
2.02.01.06	Other	331,144	272,692
2.02.01.06.01	Operations with derivatives	85,410	34,895
2.02.01.06.02	Assets retirement obligation	225,337	217,375
2.02.01.06.03	Other liabilities	20,397	20,422
2.03	Deferred Income	-	-
2.04	Minority Interest	-	-
2.05	Shareholders' Equity	7,631,195	7,646,442
2.05.01	Paid up Capital	7,632,371	7,613,610
2.05.02	Capital Reserves	15,569	34,330
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiaries /Affiliates and Equivalent	-	-
2.05.04	Revenue Reserves	142,516	142,516
2.05.04.01	Legal	111,554	111,554
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unearned Income	-	-
2.05.04.05	Profit Retention	30,962	30,962
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Revenue Reserves	-	-
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Accumulated Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Accumulated Income (Loss)	(159,261)	(144,014)
2.05.07	Advances for Future Capital Increase	-	-

09.01 CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 04/01/2009 to 06/30/2009	Year-to-Date -current year 01/01/2009 to 06/30/2009	Amount for Prior Year Quarter 04/01/2008 to 06/30/2008	Year-to-date - prior year01/01/2008 to 06/30/2008
3.01	Gross Revenues from Goods Sold and/or Services Ren	4,504,744	8,716,874	4,454,459	8,673,374
3.02	Deductions from Gross Revenue	(1,200,492)	(2,400,954)	(1,268,384)	(2,494,341)
3.03	Net Operating Revenues from Goods Sold and/or Serv	3,304,252	6,315,920	3,186,075	6,179,033
3.04	Cost of Goods Sold and/or Services Rendered	(1,761,534)	(3,444,024)	(1,749,214)	(3,400,771)
3.05	Gross Income	1,542,718	2,871,896	1,436,861	2,778,262
3.06	Operating Revenues (Expenses)	(1,520,009)	(2,950,272)	(1,487,414)	(2,941,668)
3.06.01	Sales	(1,107,816)	(2,120,362)	(1,032,650)	(2,061,819)
3.06.02	General and Administrative	(271,042)	(549,901)	(280,957)	(573,512)
3.06.03	Financial	(65,856)	(135,170)	(91,383)	(164,992)
3.06.03.01	Financial Income	290,507	506,473	182,997	316,058
3.06.03.02	Financial Expenses	(356,363)	(641,643)	(274,380)	(481,050)
3.06.04	Other Operating Revenues	46,983	87,100	33,339	76,279
3.06.05	Other Operating Expenses	(122,278)	(231,939)	(115,763)	(217,624)
3.06.06	Equity Pick Up	-	-	-	-
3.07	Operating Loss	22,709	(78,376)	(50,553)	(163,406)
3.08	Non-operating Result	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxes /profit sharing	22,709	(78,376)	(50,553)	(163,406)
3.10	Income Tax and Social Contribution	(27,234)	(58,936)	(15,742)	(28,355)
3.11	Deferred Income Tax	(10,722)	(21,949)	-	-
3.12	Profit Sharing /Statutory Contributions	-	-	-	-
3.12.01	Profit Sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interests on own capital	-	-	-	-
3.14	Minority Interest	-	-	-	-
3.15	Net Loss for the Period	(15,247)	(159,261)	(66,295)	(191,761)

10.01 CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 04/01/2009 to 06/30/2009	Year-to-Date -current year 01/01/2009 to 06/30/2009	Amount for Prior Year Quarter 04/01/2008 to 06/30/2008	Year-to-date - prior year01/01/2008 to 06/30/2008
4.01	Net cash and cash equivalents generated (used) by operating activities	685,938	301,994	813,876	573,962
4.01.01	Cash and cash equivalents generated by operating activities	828,479	1,546,116	826,084	1,637,548
4.01.01.01	Net Loss for the period	(15,247)	(159,261)	(66,295)	(191,761)
4.01.01.02	Depreciation and amortization	647,451	1,288,673	596,338	1,168,372
4.01.01.03	Deferred income tax and social contribution	10,723	21,950	12,612	25,225
4.01.01.04	Actuarial obligation	(62)	(134)	-	-
4.01.01.05	Net book value of permanent asset disposed of	9,495	5,182	(1,438)	2,067
4.01.01.06	Monet. rest., oblig. discount asset, DJ, cont.	6,712	11,317	5,832	11,716
4.01.01.07	Interest and monetary and exchange variation on loans	74,041	164,632	95,140	171,187
4.01.01.08	Interest on marketable securities	(10,583)	(26,645)	(19,434)	(24,286)
4.01.01.09	Allowance for doubtful accounts	105,949	240,402	203,329	475,028
4.01.02	Variations in assets and liabilities	(142,541)	(1,244,122)	(12,208)	(1,063,586)
4.01.02.01	Accounts receivable - trade receivable	(316,192)	(75,186)	(189,039)	(132,590)
4.01.02.02	Taxes and contributions recoverable	(100,675)	(59,130)	(20,869)	2,048
4.01.02.03	Inventories	(7,990)	109,365	(5,138)	21,105
4.01.02.04	Prepaid expenses	93,982	(259,073)	145,355	(159,746)
4.01.02.05	Other current and non-current assets	(2,130)	(9,182)	(12,315)	(29,883)
4.01.02.06	Labor obligations	(2,708)	7,964	(8,818)	5,322
4.01.02.07	Suppliers - trade payable	173,821	(925,468)	(21,395)	(726,519)
4.01.02.08	Taxes, rates and contributions	18,505	(21,789)	79,291	(84,987)
4.01.02.09	Provision for contingencies	(1,544)	(2,622)	12,925	30,079
4.01.02.10	Other current and non-current assets liabilities	2,390	(9,001)	7,795	11,585
4.01.03	Other	-	-	-	-
4.02	Net cash and cash equivalents generated (used) by investment activities	(331,479)	(1,186,027)	(515,400)	(1,334,293)
4.02.01	Marketable securities	4,835	39,576	16,440	26,174
4.02.02	Additions to property, plant and equipment and intangibles	(336,563)	(1,226,469)	(533,617)	(1,363,470)
4.02.03	Property, plant and equipment sold	249	866	1,777	3,003

10.01 CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 04/01/2009 to 06/30/2009	Year-to-Date -current year 01/01/2009 to 06/30/2009	Amount for Prior Year Quarter 04/01/2008 to 06/30/2008	Year-to-date - prior year01/01/2008 to 06/30/2008
4.03	Net cash and cash equivalents generated (used) by financing activities	(42,383)	115,519	(53,857)	496,833
4.03.01	New loans	277,359	608,997	289,610	967,497
4.03.02	Loans amortization	(151,815)	(325,481)	(136,034)	(263,035)
4.03.03	Dividends and interests on own capital paid	(167,927)	(167,997)	(207,433)	(207,629)
4.04	Exchange variation on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) on cash and cash equivalents	312,076	(768,514)	244,619	(263,498)
4.05.01	Beginning cash and cash equivalents balance	450,953	1,531,543	609,293	1,117,410
4.05.02	Ending cash and cash equivalents balance	763,029	763,029	853,912	853,912

05.01 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 04/01/2009 to 06/30/2009 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS ' EQUITY
5.01	Beginning balance	7,613,610	34,330	-	142,516	(144,014)	-	7,646,442
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	7,613,610	34,330	-	142,516	(144,014)	-	7,646,442
5.04	Income (loss) for the period	-	-	-	-	(15,247)	-	(15,247)
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	interests on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	18,761	(18,761)	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Ending balance	7,632,371	15,569	-	142,516	(159,261)	-	7,631,195

05.02 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 06/30/2009 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS ' EQUITY
5.01	Beginning balance	7,613,610	34,330	-	142,516	-	-	7,790,456
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	7,613,610	34,330	-	142,516	-	-	7,790,456
5.04	Income (loss) for the period	-	-	-	-	(159,261)	-	(159,261)
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	interests on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	18,761	(18,761)	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Ending balance	7,632,371	15,569	-	142,516	(159,261)	-	7,631,195

TIM PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY INFORMATION
June 30,2009
(In thousand of Reais, unless otherwise stated)

1 Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.32% of its voting capital and 69.86% of its total capital.

The Company’s main operations comprise the control of companies exploring telecommunications services, especially personal mobile and fixed telephony in its authorization areas.

Through its wholly-owned subsidiary TIM Celular S.A. (“TIM Celular”), the Company holds all the capital of TIM Nordeste S.A. (“TIM Nordeste”). TIM Celular operates as a provider of Commuted Fixed Telephone Service (STFC) of the following types: Local, Domestic Long Distance and International Long Distance, and Multimedia Communication Service (SCM) in every Brazilian states. Also, together with its subsidiary, it operates as a provider of Personal Mobile Service in every Brazilian states.

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The exploration of the Personal Mobile Service (SMP) and the Commuted Fixed Telephone Service (STFC) is for an indefinite period.

The authorization for use of radio-frequency granted to the subsidiaries mature as follows:

TIM Nordeste	Expiry Date

	Radio-frequencies	Radio-frequencies 3G
800 MHz, 900 MHz
and 1.800 MHz

1. Pernambuco	May, 2024	April, 2023
2. Ceará	November, 2023	April, 2023
3. Paraíba	December, 2023	April, 2023
4. Rio Grande do Norte	December, 2023	April, 2023
5. Alagoas	December, 2023	April, 2023
6. Piauí	March, 2024	April, 2023
7. Minas Gerais (except for the “Triângulo
Mineiro“(*) municipalities for Radio-	April, 2013	April, 2023
frequencies 3G)
8. Bahia e Sergipe	August, 2012	April, 2023

(*) The Far Western region of the state of Minas Gerais.

TIM Celular	Expiry Date

	Radio-frequencies	Radio-
	800 MHz, 900 MHz	frequencies
	and 1.800 MHz	3G

1. Amapá, Roraima, Pará, Amazonas, Maranhão,
Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2. Acre, Rondônia, Mato Grosso, Mato Grosso do
Sul, Tocantins, Distrito Federal, Goiás, Rio
Grande do Sul (except for Pelotas and the
respective region) and Londrina and Tamarana
in Paraná municipalities.	March, 2016	April, 2023
3. São Paulo	March, 2016	April, 2023
4. Paraná (except for Londrina and Tamarana in
Paraná municipalities)	September, 2022	April, 2023
5. Santa Catarina	September, 2023	April, 2023
6. Pelotas and the respective region in the state of
Rio Grande do Sul	April, 2024	April, 2023

Renewal of authorizations

The radio-frequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands referring to the SMP service provision, begin to expire in September 2007 (under the Term of Authorization for the State of Paraná except for Londrina and Tamarana municipalities) and are renewable for one more 15-year period, requiring payment, at every two-year period, of the equivalent to 2% (two percent) of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans. The first payment, in the amount of R$ 9,723, was paid at May 04, 2009.

The renewal of five (5) radio-frequency licensing authorizations which matured in 2008 were formalized through the following acts: Act 7.383 - state of Alagoas; Act 7.385 – state of Ceará; Act 7.386 – state of Paraíba ; and Act 7.390 – state of Rio Grande do Norte. Also, the renewal of three (3) radio frequency licensing authorizations maturing in 2009 were formalized through the following acts: Act 7.388 – state of Pernambuco; and Act 7.389 – state of Piauí, all published in the DOU (Official Gazette) of 11/28/2008. The Act 5.520 referring to renewal of authorization in the State of Santa Catarina was published in the Official Gazette of 09/22/2008. The renewal of radio-frequency licensing authorization referring the SMP service provision for Pelotas, Morro Redondo, Capão do Leão and Turuçu, all in Rio Grande do Sul municipalities, were formalized by the Act 1,848 published in the DOU of 04/13/2009.

2 Quarterly Information Preparation and Presentation Basis

a. Preparation and disclosure criteria

The financial statements were prepared in accordance with accounting practices applicable in Brazil (BR GAAP), based on the Corporate Law, CVM – Brazilian Securities Commission standards and procedures including the new provisions introduced (those amended and revoked by Law 11.638 of December 28, 2007 and the Provisional Measure 449 of December 3, 2008), superseded by law 11,941 of May 27, 2009, for the standards applicable to public telecommunications service concessionaires/authorized companies; and the accounting pronouncements issued by the Comitê de Pronunciamentos Contábeis – CPC (Accounting Pronouncements Committee).

The company still holds American Depositary Receipts traded on the New York Stock Exchange – USA. Because of it, the Company is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with the BR GAAP, simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur in the next twelve months. Otherwise, they are shown as non-current. Monetary assets and liabilities denominated in foreign currencies were converted into Reais at the exchange rate in effect at the balance sheet date. The translation differences were recognized in the statement of income.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the consolidated results of operations of the Company and its subsidiaries TIM Celular e TIM Nordeste, respectively, as follows:

	% Participation

	06/2009		03/2009

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100.00	-	100.00	-
TIM Nordeste	-	100.00	-	100.00

The quarterly information of subsidiaries included in consolidation coincide with those of the parent company and the accounting policies were consistently applied by the consolidated companies in relation to the previous period.

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts;
II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;;
III. Elimination of consolidated intercompany revenues and expenses.

c. Comparability of the Quarterly Information

The effects of the adjustments arising from Law No. 11638, Law 11,941/09, and CPC issued in 2008 were considered retroactively in the information for the first second of 2008, for purposes of comparison with the information for the second quarter of 2009. The following are adjustments and reclassifications of the financial statements originally published in the second quarter of 2008:

(a) Adjustment of financial instruments to market value;
(b) Deferral of borrowing costs and rates, which were expensed in prior years;
(c) The equity accounting adjustment on the above mentioned items;
(d) Because the non-operating income line that was eliminated by Law 11,941/09 in line with the non-operating result.

	Parent Company 06/2008

STATEMENTS OF INCOME	Original	(c)	Adjusted

Equity pickup	(139,564)	(49,764)	(189,328)

Net loss for the period	(141,997)	(49,764)	(191,761)

		Consolidated 06/2008

STATEMENTS OF INCOME	Original	(a)	(b)	(d)	Adjusted

Other operating revenues, net (Note 26)	(139,278)	-	-	(2,067)	(141,345)

Operating result before financial result	3,653	-	-	(2,067)	1,586
Financial revenues (Note 27)	255,868	60,190	-	-	316,058
Financial expenses (Note 28)	(371,096)	(102,258)	(7,696)	-	(481,050)

Operating loss	(111,575)	(42,068)	(7,696)	(2,067)	(163,406)
Non-operating result	(2,067)	-	-	2,067	-

Net loss for the period	(141,997)	(42,068)	(7,696)	-	(191,761)

3 Summary of the main accounting practices

a. Cash and cash equivalents

These include the balances of the checking account and short-term investments in the money market redeemable in up to 90 days from the balance sheet date, the market value of which is hardly subject to change.

b. Financial Instruments

The financial instruments are only recognized as from the date the Company and its subsidiaries become part of the financial instruments contracts. After being recognized they are initially recorded at the fair value plus the transaction costs directly attributable to acquisition. An exception occurs in the case of financial assets and liabilities classified at the fair value, being directly entered into the “Income for the Year”. Subsequently they are measured at each balance sheet date, in accordance with the rules applying to each classification of financial assets and liabilities.

b.1) Financial assets: the main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents; short-term investments in the Money market; unrealized gains on derivative operations and trade receivables. These assets are classified under the following categories, according to the purpose for which they were acquired or issued:

(i) Financial assets at fair value through profit and loss: in this category are financial assets held for trading and those initially assigned the fair value under “Income”. If their original purpose is sale or repurchase in the short term, they are classified as items held for trading. Derivative instruments are also classified as held for trading. At each balance sheet date they are measured at fair value. The interest, monetary restatement, exchange variation and variations arising from determination at fair value are recognized as income, as incurred, on the financial revenue and expense line.

(ii) Loans and receivables: these are non-derivative instruments with fixed or determinable payments, though not quoted in an active market. After the initial recognition, they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

(iii) Investments held to maturity date: these are financial, non-derivative assets with fixed or determinable payments and defined maturity for which the Company has a positive intention and ability to hold until the maturity date. After the initial recognition, they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

b.2) Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, unrealized losses on derivative operations and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i) Financial liabilities at fair value through profit and loss: these include financial liabilities usually traded before maturity, liabilities recorded, upon the initial recognition, at fair value through the profit and loss and derivative instruments. At each balance sheet date they are measured at fair value. The interest rate, monetary restatement, exchange variation and variations arising from determination at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

(ii) Financial liabilities not measured at fair value: these are financial, non-derivative liabilities which are not usually traded before the maturity date. After the initial recognition they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement, exchange variation and variations arising from determination at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

b.2) Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, unrealized losses on derivative operations and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(iii) Financial liabilities measured at fair value under Income: these include financial liabilities usually traded before maturity, liabilities assigned fair value upon the initial recognition, under Income and Derivative Instruments. At each balance sheet date they are measured at fair value. The interest rate, monetary restatement, exchange variation and variations arising from evaluation at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

(iv) Financial liabilities not measured at fair value: these are financial, non-derivative liabilities not usually not traded before maturity. After the initial recognition they are measured at the amortized cost, on the actual-interest-rate based method. The interest rate, monetary restatement, exchange variation and variations arising from evaluation at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

c. Accounts receivable

Accounts receivable from the telecommunications service customers are calculated at the tariff rate ruling on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

d. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover probable losses on the receivables.

e. Inventories

Inventories are stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value.

f. Prepaid expenses

Prepaid expenses are stated at the amounts actually spent but not yet incurred.

The subsidy on the sale of handsets and connect cards to postpaid subscribers are deferred and amortized over the minimum term of the service contract signed by subscribers (12 months). The penalties contractually established for those subscribers who cancel their subscription or migrate to prepaid plans before the end of the term of the contract are higher than the subsidy incurred on the sale of handsets and connect cards.

g. Investments

The investments in subsidiaries are valued by the equity method. The other investments are shown at cost, net of the provision for devaluation, where applicable.

h. Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that are directly linked to the finance of the construction of property, plant and equipment, is capitalized until the related assets become operational and depreciated based on the useful lives of related assets.

Estimated costs to be incurred on dismantling cellular towers and equipment on leased property are capitalized and depreciated based on the useful lives of the related assets.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

i. Intangible assets

Intangibles assets reflect: (i) the purchase of authorizations and radio frequency band licensing, shown at the acquisition cost; (ii) goodwill and (iii) software in use and/or under development.

The amortization expenses are calculated on the straight-line method over the useful life of assets, as follows: five years for radio frequency bands and software; and fifteen years for authorizations. The goodwill was amortized in 2008 according to its useful life estimated in ten years, and has not been amortized in 2009.

The estimates of useful lives of property, plant and equipment are regularly reviewed in order to reflect technological changes.

TIM Celular´s goodwill was recorded based on the expected future profitability. It is periodically reviewed concerning its profitability.

j. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized on the straight-line basis in ten years from the date the subsidiaries become operative.

k. Liabilities

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may require disbursement of economic resources. Some liabilities involve uncertainties concerning the term and value, being estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of related risks.

l. Income tax and social contribution

The provision for income tax and social contribution is calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable income recognized on the accrual basis. As a consequence, temporarily non-deductible expenses included in the book value of income or temporarily non-deductible revenues excluded from taxable income give rise to deferred tax credits and debits.

Deferred taxes are recognized on temporary differences and income and social contribution tax losses, when applicable, and are recorded as current and noncurrent according to the expected realization supported by projected future taxable income which is reviewed every year and properly approved by Company’s management. Only 30% of tax loss carriedforward can be used to offset taxable income in any given year

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the expectative of its realization.

TIM Nordeste, indirectly owned by TIM Participações, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

m. Provision for contingencies

This provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

n. Assets retirement obligations

The Company records as asset retirement obligations the present value of the estimated costs to be incurred for dismantling and removing cellular towers and equipment from leased sites. The offset to this provision is recorded as property, plant and equipment, and the depreciation is calculated based on the useful lives of the corresponding assets.

o. Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributors.

p. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Deliberation N°. 371.

q. Employees’ profit sharing

The Company and its subsidiaries monthly record a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to the statements of operations’ accounts considering each employee’s cost center.

r. Use of estimates

Estimates are used for measuring and recognizing certains assets and liabilities reflected in the financial statements of the Company. In making these estimates, past and current experiences, assumptions underlying future events, and other objective and subjective factors were taken into account. Among the significant items subject to estimates are: the determination of useful lives of fixed and intangible assets; the allowance for doubtful accounts; the provision for losses on inventories; an analysis of fixed and intangible assets recovery amounts; deferred income tax and social contribution; rates and deadlines considered for adjusting certain assets and liabilities to present value; the provision for actuarial liabilities; the provision for contingencies; quantification of the fair value of financial instruments; considerations concerning recognition and measurement of development costs capitalized as intangible assets; estimates for disclosure of a sensitivity analysis of derivative instruments according to CVM Instruction 475/08. Due to the inaccuracies inherent in their determination, when settled, the transactions involving estimates may result in rather different amounts from those reflected in the financial statements.

s. Adjustment to Present Value

The Company and its subsidiaries, in accordance with the law 11,638/07, recognize present value adjustments for long-term assets and liabilities. The present value effects are also recorded for short-term balances if these effects are significant, comparing to the Company’s working capital and considering the financial statements as a whole. The discount to present value is based on the basic interest rate prevailing in the Brazilian market (commonly Interbank Deposit Certificate - CDI).

4 Cash and cash equivalents

	Parent Company		Consolidated

	06/2009	03/2009	06/2009	03/2009

Cash and Banks	229	20	218,841	51,842

Marketable securities:
CDB	43,468	38,752	544,188	399,111

	43,697	38,772	763,029	450,953

5 Marketable Securities

	Parent Company		Consolidated

	06/2009	03/2009	06/2009	03/2009

CDB	611	8	19,736	13,972
Federal Public Securities	292	308	292	308

	903	316	20,028	14,280

Current portion	-	(8)	(10,083)	(5,271)

Long-term potion	903	308	9,945	9,009

The company’s average yield on TIM Participações´ consolidated investments is 103.27% of the CDI – Interbank Deposit Certificate variation.

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits.

6 Accounts Receivable

	Consolidated

	06/2009	03/2009

Billed services	780,861	763,846
Unbilled services	553,140	527,077
Network use	610,184	732,634
Goods sold	776,327	569,612
Other receivables	64,819	21,920

	2,785,331	2,615,089

Allowance for doubtful accounts	(315,192)	(355,194)

	2,470,139	2,259,895

The changes in the allowance for doubtful accounts were as follows:

	Consolidated

	06/2009	03/2009

	(6 months)	(3 months)
Opening balance	362,103	362,103
Provision set up	240,402	134,453
Provision written-off	(287,313)	(141,362)

Closing balance	315,192	355,194

7 Inventories

	Consolidated

	06/2009	03/2009

Cell phone sets	412,170	397,399
Acessories and prepaid cards	23,767	24,656
TIM chips	20,049	29,245

	455,986	451,300

Provision for adjustment to realizable value	(16,837)	(20,141)

	439,149	431,159

8 Taxes and contributions recoverable

	Parent Company		Consolidated

	06/2009	03/2009	06/2009	03/2009

Income tax	7,333	7,439	101,422	72,918
Social contribution	-	-	25,837	12,062
ICMS	-	-	505,353	440,807
PIS / COFINS	-	-	237,470	221,843
IRRF recoverable	595	366	11,232	33,521
Other	2	2	8,145	7,633

	7,930	7,807	889,459	788,784

Current portion	(597)	(368)	(627,150)	(560,052)

Long-term potion	7,333	7,439	262,309	228,732

The parent company’s long-term portion basically refers to income tax and social contribution recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ acquisition of property, plant and equipment items.

The Company and TIM Celular have filed suits against the alleged unconstitutionality, of Law 9.718 for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on other revenues than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome to these companies. The amounts involved are respectively R$ 17,904 and R$ 41,569, monetarily adjusted.

9 Deferred income tax and social contribution

Below, the composition of deferred income tax and social contribution:

	Parent Company		Consolidated

	06/2009	03/2009	06/2009	03/2009

Tax loss	5,617	5,340	1,628,326	1,638,702
Negative social contribution basis	2,022	1,922	586,164	589,899
Allowance for doubtful accounts	-	-	107,165	120,766
Derivative operations	-		33,375	(25,656)
Provision for contingencies	3,147	3,122	87,141	86,551
Accelerated depreciation of TDMA
equipment	-	-	21,816	25,542
Adjustment to present value – 3G
licensing	-	-	29,130	29,130
Goodwill	4,546	4,546	4,546	4,546
Other	1,558	1,580	38,110	40,617

	16,890	16,510	2,535,773	2,510,097

Provision for devaluation of tax credits	(16,890)	(16,510)	(2,397,509)	(2,361,111)

	-	-	138,264	148,986

Current portion	-	-	(27,501)	(38,223)

Long-term portion	-	-	110,763	110,763

De acordo com a Instrução CVM nº 371/02, a TIM Nordeste, fundamentada na expectativa de geração de lucros tributáveis futuros determinada em estudo técnico aprovado pela Administração e revisado pelo conselho fiscal, reconheceu créditos tributários sobre prejuízos fiscais, bases negativas de contribuição social e diferenças temporárias, que não possuem prazo prescricional.

Based on this technical study of future taxable income generation, TIM Nordeste expects to recover these credits as follows:

2009	27,501
2010	51,806
2011	58,957

138,264

The estimates of tax credit recoveries were based on projections of taxable income, which in turn relied on financial and business forecasts made at the end of 2008. Given the uncertainties usually surrounding forecasts, these estimates may not be realized in the future.

Accumulated tax losses and negative bases

The consolidated tax losses and negative social contribution bases give rise to tax credits which are recognized only if their prospects of realization are consistent and they are not barred by statutes of limitation. These tax credits can be summarized as follows:

	06/2009		03/2009

	Basis	Tax Credit	Basis	Tax Credit

Tax loss	6,513,305	1,628,326	6,554,809	1,638,702
Negative basis	6,512,933	586,164	6,554,438	589,899
Temporary differences	944,950	321,283	827,926	281,496

	13,971,188	2,535,773	13,937,173	2,510,097

10 Prepaid expenses

	Consolidated

	06/2009	03/2009

FISTEL (*)	250,314	375,514
Subsidized sale of phone sets and mini-modems	124,790	118,792
Rentals	12,464	13,416
Unpublicized advertising	10,060	1,634
Financial charges on loans	3,141	3,801
Other	27,821	9,415

	428,590	522,572

Current portion	(416,782)	(509,499)

Long-term portion	11,808	13,073

(*) FISTEL, paid in March 2009, is related to year ending December 31, 2009 and will be amortized based on generating factor.

11 Investments

	Parent Company

	06/2009	03/2009

Investments
Subsidiaries	7,635,304	7,649,431

(a) Shareholding in subsidiaries:

	TIM Celular

	06/2009	03/2009

- Subsidiary
Number of shares held	31,506,833,561	31,506,833,561
Participation in total capital	100%	100%
Shareholders´ equity	7,635,304	7,649,431

Income (Loss) for the period	(153,564)	(139,437)

Equity pickup	(153,564)	(139,437)

Investment amount	7,619,423	7,633,550
Special goodwill reserve (*)	15,881	15,881

Investment amount	7,635,304	7,649,431

(*)The special goodwill reserve recorded by TIM Nordeste and TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A (merged into TIM Participações in August 2004) and Tele Celular Sul Participações S.A. (formerly TIM Participações). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on the projected income and the concession duration, in the first two years amortization was at 4% p.a., and the remainder being fully amortized.

(b) Changes in investments in subsidiaries:

TIM Celular

Investment as of December 31, 2008	7,788,868
Equity pickup	(153,564)

Investment as of June 30, 2009	7,635,304

12 Propery, plant and equipment

		Consolidated

			06/2009		03/2009

	Annual
	depreciation
	rate		Accumulated
	%	Cost	depreciation	Net	Net

Switching / transmission
equipment	14.29	8,004,467	(5,416,540)	2,587,927	2,662,742
Loan-for-use handsets	50	1,083,404	(736,958)	346,446	352,924
Infrastructure	33.33	1,857,117	(969,956)	887,161	898,336
Leasehold improvements	33.33	119,762	(92,138)	27,624	31,016
Computer assets	20	1,090,139	(892,098)	198,041	223,565
General use assets	10	369,124	(160,022)	209,102	213,023

Assets and facilities in use		12,524,013	(8,267,712)	4,256,301	4,381,606

Plots of land		27,916	-	27,916	27,857

Construction work in
progress		168,371	-	168,371	156,710

		12,720,300	(8,267,712)	4,452,588	4,566,173

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the quarter ended June 30, 2009, R$ 450 of property, plant and equipment was capitalized by the subsidiaries, (March 31, 2009 – R$44) relating to financial charges on loans taken to finance the construction.

Operating technologies

The subsidiaries´ operate their service network using TDMA, GSM and 3G technologies. At June 30, 2009, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated.

13 Intangibles

The authorizations for SMP exploitation rights and radio-frequency licensing, software pieces and other items, can be thus shown:

		Parent Company

			06/2009		03/2009

	Annual
	depreciation
	rate		Accumulated
	%	Cost	Amortization	Net	Net

Software licensing	20	5,159,360	(3,158,630)	2,000,730	2,042,009
Concession licenses	7 à 20	4,491,097	(2,012,700)	2,478,397	2,559,763
Assets and facilities under
construction	-	11,844	-	11,844	6,074
Goodwill	10	16,918	(13,371)	3,547	3,547
Other assets	20	3,040	(2,805)	235	265

		9,682,259	(5,187,506)	4,494,753	4,611,658

In September 2007 TIM Celular acquired at an auction under ANATEL Licitation 001/2007-SPV- ANATEL radio frequency authorizations for the 900 MHz sub-bands in lots referring to the North and Center-West regions, states of Rio de Janeiro, Espírito Santo, Rio Grande do Sul and interior of the state of São Paulo, and for 1800MHz radiofrequency bands in the states of São Paulo and Rio de Janeiro. This investment totals R$50,000, taking into consideration the remaining period of original licenses granted for the respective regions. Until June 30, 2009, R$29,000 of the R$50,000 acquired had been recorded by the Company regarding all 900 MHz lots which are the subject matters of the litigation process.

Acquisition of authorizations – 3G technology

In April 2008 TIM Celular and TIM Nordeste jointly signed the terms of authorizations to use Radio-frequencies at the F, G, and I (1.9GHz/2.1GHz) radio-frequency sub-bands referring to the 3G (UMTS) pattern and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. These authorizations are valid for 15 years, and renewable for a further equal period.

As a consequence of this purchase, the subsidiaries assumed coverage commitments to be met using the acquired frequencies (1.9GHz/2.1GHz) in several municipalities, including those with less than 30,000 inhabitants.

14 Deferred charges

	Consolidated

	06/2009	03/2009

Pre-operating expenses:
Third parties´ services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(293,347)	(283,834)

	130,004	139,517

15 Suppliers – Trade payables

	Parent Company		Consolidated

	06/2009	03/2009	06/2009	03/2009

Local currency
Suppliers of materials e			1,406,384	1,063,232
services	1,561	2,092
Interconnection (a)	-	-	211,807	266,217
Roaming (b)	-	-	706	3,158
Co-billing (c)	-	-	103,880	108,058

	1,561	2,092	1,722,777	1,440,665

Foreign currency
Suppliers of materials e			32,512	50,062
services	106	69
Roaming (b)	-	-	34,506	42,467

	106	69	67,018	92,529

	1,667	2,161	1,789,795	1,533,194

(a) This refers to the use of network of other fixed and mobile cell telephone operators, with calls being initiated at TIM network and ended in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network (roaming); and

(c) This refers to calls made by customers when they choose another long-distance call operator (co-billing).

16 Loans and financing

Consolidated

	Guarantees	06/2009	03/2009

Local currency

Banco do Nordeste: financing subject to pre-fixed interest of	Bank surety
10% p.a. and a 15% and 25% bonus on charges, for payment
upon maturity. This financing is the subject matter of a swap		48,882	52,841
operation intended as a safeguard, which changes its cost into %
of the CDI daily rate beginning with 76.90%.

Banco do Nordeste: financing subject to pre-fixed interest of	Bank surety and
10% p.a. and a 15% and 25% bonus on charges, for payment	TIM
upon maturity. This financing is the subject matter of a swap	Participações´surety
operation intended as a safeguard, which changes the cost into
% of the CDI daily rate varying between 75.75% and 69.80%.		63,242	67,435

Banco do Nordeste: financing subject to pre-fixed interest of	Bank surety and
10% p.a. and a 15% and 25% bonus on charges, for payment	TIM Participações´s
upon maturity	surety	67,902	45,281

BNDES (Banco Nacional do Desenvolvimento Econômico e	TIM Participações´	911,463	965,572
Social): this financing bears interest at 4.20% p.a. plus	surety, with part of
variation of the TJLP (long-term interest rate) as disclosed by	the service revenues
the Brazilian Central Bank. Part of this TJLP-based financing	being attached to
was the object of a swap for 91.43% of the Bank Deposit	the loan balance
Certificate (CDI) daily rate.

BNDES (Banco Nacional do Desenvolvimento Econômico e	TIM Participações´
Social): this financing bears interest at 2.20% p.a. plus	surety, with part of
variation of the TJLP (long-term interest rate) as disclosed by	the service revenues
the Brazilian Central Bank.	being attached to
	the loan balance	531,111	274,728

	Consolidado

	Garantias	06/2009	03/2009

BNDES (Banco Nacional do Desenvolvimento	Bank surety
Econômico e Social): this financing bears interest at
3.0% p.a. plus variation of the TJLP (long-term interest
rate) as disclosed by the Brazilian Central Bank 44,0%.
The financing at the Part of this TJLP-based, was the
object of a swap to 81.80% of the daily CDI rate.		29,587	32,737

Syndicated Loan: the debit balance is restated based	TIM
on the CDI rate variation plus a 0.90% and 1.80% p.a. In	Participações´surety
the case of an applicable rate of 0.90% of the CDI, it is
established in accordance with the Consolidated Net
Debt/ Consolidated EBITDA ratio, calculated based on
quarterly information on the Company.		619,454	601,456

Banco BNP Paribas: Loan taken out in foreign	TIM
currency, for which 80% of the risk is guaranteed by the	Participações´surety
insurance company “SACE S.p.A”
This operation is subject matter of swap transactions for
hedging purposes, and covers 100% of the foreign
exchange exposure, transforming the cost into % of the
daily rate of the Interbank Deposit Certificates (CDI) of
95.01%.		283,800	329,502

Resolution 2770 (Compror): Bank financing for
payment of suppliers of goods and services, linked to
foreign currency variations: 33% of the agreements
denominated in US dollars and 67% of the agreements
denominated in Yen. These agreements are the object of
swap operations which result in cost of some 136.26% of
the CDI daily rate.
	N.A.	815,292	967,186

CCB – Working Capital: Bank financing in local
currency for meeting working capital requirements. At the
restated cost at 110% of the CDI daily rate	N.A.	204,161	212,192

		3,574,894	3,548,930

Current portion		(1,103,743)	(1,242,698)

Long-term portion		2,471,151	2,306,232

The syndicated loan taken by the subsidiary TIM Celular has restrictive clauses concerning certain financial indices calculated on a half-yearly basis and fully complied with by the borrower. The following Financial Institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A. and Unibanco – União de Bancos Brasileiros S.A. In August 2008, TIM Celular negotiated the replacement of TIM Brasil Serviços e Participações S.A.’s guarantee by that of TIM Participações S.A., and the extension of Tranche A in the amount of R$300,000 to August 2010. The Tranche B, in amount of R$300,000, which supplements the operation, matures in August 2009.

The CCB (Bank Credit Schedules) for Working Capital also have the same restrictive clauses as the syndicated loan, all of which have been complied with by the subsidiary. These loans have been taken from ABN AMRO Real S.A.

The BNDES loan to TIM Celular S.A. for financing the mobile telephone network has restrictive clauses concerning certain financial indices, calculated on a half-yearly basis. As of june 30, 2009, the subsidiary is in compliance with the contractual provisions.

The subsidiaries entered into swap operations to protect themselves against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing indexed to fixed interest rates and TJLP.

The long-term portions of loans and financing at June 30, 2009 mature as follows:

Consolidated

2010	755,445
2011	501,214
2012	387,289
2013	295,198
2014 onwards	532,006

2,471,151

17 Labor obligations

	Parent Company		Consolidated

	06/2009	03/2009	06/2009	03/2009

Payroll taxes	16	15	31,742	27,160
Vacation and bonuses payable	-	4	79,657	86,585
Employees´ withholding	8	33	3,556	3,918

	24	52	114,955	117,663

18 Taxes, rates and contributions

	Parent Company		Consolidated

	06/2009	03/2009	06/2009	03/2009

IRPJ and CSLL	-	-	55,708	31,702
ICMS	-	-	404,422	371,136
COFINS	-	-	39,823	40,510
PIS	-	-	8,628	8,777
ANATEL (FISTEL, FUST/FUNTTEL etc)	-	-	25,498	59,196
IRRF	1	-	2,821	2,438
ISS	5	6	31,291	29,888
ANATEL authorization renewal	-	-	5,183	10,304
Other	7	-	6,614	7,533

	13	6	579,988	561,484

19 Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies and the escrow deposits made are thus composed:

	Parent Company

	Contingencies		Escrow Deposits

	06/2009	03/2009	06/2009	03/2009

Civil	34	46	152	113
Labor	5,827	5,818	4,967	4,959
Tax	3,395	3,318	-	458

	9,256	9,182	5,119	5,530

		Consolidated

	Contingencies		Escrow Deposits

	06/2009	03/2009	06/2009	03/2009

Civil	95,943	96,640	45,358	36,522
Labor	56,278	55,458	57,327	52,982
Tax	82,483	81,237	58,191	61,155
Regulatory	21,594	21,225	-	-

	256,298	254,560	160,876	150,659

The changes in the provision for contingencies can be summarized as follows:

	12/2008	Additions, net of reversals	Payments	Monetary adjustment	06/2009

Civil	97,988	32,279	(36,837)	2,513	95,943
Labor	55,170	1,411	(505)	202	56,278
Tax	76,762	3,221	(162)	2,662	82,483
Regulatory	23,450	(697)	(1,332)	173	21,594

	253,370	36,214	(38,836)	5,550	256,298

Civil contingencies

Several legal and administrative processes have been filed against the Company and its subsidiaries by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. The Management analyzes each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 58,692 individual lawsuits (56,658 in March 31, 2009), have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment, non-compliance with delivery deadlines and undue restriction credit stand out.

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Nordeste in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing state line areas; and (ii) a suit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of collecting a fidelization fine in the event of phone set thefts. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes. The Management has not set up provisions for the above described processes.

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 3,849 labor suits filed against the Company and its subsidiaries (3,435 in March 31, 2009) over 65% involve claims related to service providers, concentrated on certain companies from São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006, winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

The probability of winning these actions and the amount of contingencies are subject to periodical reviews, taking into account the legal decisions made thereon, some regulatory changes or amendments to Case Law and Abridgement of Law issued by Superior Courts.

Tax Contingencies

IR e CSLL

In 2005, TIM Nordeste S.A. was assessed by the Belo Horizonte’s Internal Revenue Secretariat for R$126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges.

The subsidiary is currently discussing these assessments with the taxing authorities. Based on its internal and external lawyers´ opinion, the Management estimates the probable losses on these processes at R$32,750, an amount duly provided for under “Provision for income tax and social contribution” in 2006.

In September 2003 TIM Nordeste S.A. was assessed by the State of Ceará’s Internal Revenue Secretariat for R$12,721 referring to: (i) disallowance of R$8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) differences of R$3,208 in CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The subsidiary unsuccessfully filed an impugnation and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion, Management concluded that the risk of loss is deemed probable.

Regulatory contingencies

Due to noncompliance with certain provisions of the PCS Regulation and of the Commuted Wireline Telephone Service (STFC) and quality targets, defined in the General Plan of Quality Targets for PCS (PGMQ-PCS) and for the STFC, ANATEL started a proceeding for noncompliance with obligations (PADO) against the subsidiaries

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or definitively close the PADO, without sanctions.

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving a risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies, which can be thus shown:

	Consolidated

	06/2009	03/2009

Civil	177,344	147,253
Labor	129,566	115,749
Tax	1,330,705	1,265,230
Regulatory	25,590	24,468

	1,663,205	1,552,700

Below, the main actions involving possible risk of loss:

Civil

Collective Actions

Five collective actions have been brought to Court against subsidiaries, involving the risk of possible loss, which can be summarized as follows: (i) a suit against the subsidiary TIM Nordeste in the state of Pernambuco, questioning the TIM Nordeste policy for defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state; and (iii) a suit against TIM Celular in the State of Para, complaining about the quality of the network service in São Felix do Xingú; (iv) a suit against TIM Celular in the state of Maranhão, questioning the qualigy of network services rendered in Balsas; and (v) a suit filed agains TIM Celular, questioning the long distance charges levied on calls made in Bertioga – SP and the respective region.

Other Actions and Proceedings

TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0.2899 per minute, and escrow deposits to be made by GVT in the amount of the difference between this and the value claimed by the defendants. Besides the suits, GVT has also made a Representation to the same effect before the Economic Right Secretariat, which found it right to file an Administrative Process against the Company and other mobile telephony operators, on the grounds of an alleged infraction of economic principles, that is underway. On June 25, 2009, the parties agreed that it would be necessary to suspend the hearing for two months, which would then be restarted on 09/09/2009. In this period, ANATEL will hold administrative hearings with the SMP and GVT operators, in which it will play the role of mediator, allowing discussion and proposals to be presented on fixing VU-M prices as from 2006. In addition, the SMP operators reiterated to ANATEL the need for a mediator’s decision on the arbitration process concerning VU-M in 2005. Finally, GVT committed itself to arbitration, but also made clear it is not withdrawing its legal action.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, include the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel.

The process 01102-2006.024.03.00.0 refers to a civil public action filed by the State of Minas Gerais´s Public Labor Ministry 3rd Region, on the charge of irregular outsourcing practices and collective damages. In the respective sentence published on April 16, 2008, the first degree substitute judge found the Public Prosecution Service´s request partly founded, having judged the outsourcing irregular and the damages collective and determined. An ordinary appeal filed against this decision is now awaiting judgment. Prior to this appeal, TIM filed a writ of mandamus requesting a preliminary order to stop the coercive acts imposed by the sentence. In view of the ordinary appeal filed, the writ of mandamus lost its objective. To be granted a suspensive effect of its appeal, TIM Nordeste proposed an innominate writ of prevention, which was judged extinguished without the respective judgment on merits. In order to reverse the Regional Labor Court – 3rd Region, TIM Nordeste filed a correctional claim with the Superior Labor Court, with a favorable decision which reversed the Court decision at the second level. Currently, the decision on the ordinary appeal is still pending.

Also there were processes filed in the state of Paraná, involving claims for indemnity in connection with social cards. According to an internal rule, TELEPAR (state owned company merged into TIM Celular) undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

A legal action brought by an employee of an outsourced company was also filed. It claims a direct link with TIM, for overtime and other payment requests stemming from these matters, in process No. 00770200804401007. The initial hearing has not yet taken place but the company that rendered the services, which is also employer of the claimant, continues to render those services and confirmed that it will participate in the proceedings.

Social Security

TIM Celular received in São Paulo a Debit Assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,131. After filing its administrative defense, the subsidiary awaits the outcome of the process.

In May 2006, TIM Nordeste was assessed under the tax assessment notice no. 35611926-2 for social security contributions allegedly due on: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payment for self-employed people´s activities; and (iv) sales incentives. TIM Nordeste´s administrative defense did not result in reversal of the entry (decision – assessment). In an attempt to change this decision, TIM Nordeste filed an appeal with the Ministry of Finance´s Taxpayers´ Council, which is now pending judgment

Taxes

IR and CSLL

On October 30, 2006, TIM Nordeste was assessed under a single administrative process referring to IRPJ, CSL totaling R$331,171, subsequently reduced to R$258,144, and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99.

After challenging the assessment notices at administrative level, TIM Nordeste now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSL and a separate fine totaling R$73,027 (principal and separate fine) had been excluded from the assessment notice. So, part of the infractions contained in the assessment notice were transferred to 160 specific compensation processes totaling R$85,771, all of which are deemed capable of resulting in possible loss for the subsidiary.

From May to July 2008, TIM Nordeste received 49 communications of assessment issued by the “Secretaria da Receita Federal do Brasil” in connection with Income Tax and Social Contribution offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$11,088. After it timely impugned all these assessments, the subsidiary now awaits a decision at administrative level within the Brazilian court.

IRRF

In October 2005, TIM Nordeste received a Fiscal Execution notification in the amount of R$5,624, for defaulting on payment of IRRF on rentals, royalties and work done without employment bonds. This subsidiary has already stayed this execution and intends to defend itself against it at higher court jurisdictions.

PIS and COFINS

In 2004, the TIM Nordeste received delinquency notices related to PIS and COFINS payable on foreign exchange gains generated in 1999. The two notices filed by the tax authorities amount to R$30,913. Given the differing interpretations of the applicable legislation, a provision was recorded in 2004 for probable losses. On March 13, 2006 a favorable court ruling was issued on the claim filed by the Company against Law 9,718/98, with no right to further appeal. The Company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating income.

In view of the legal decision recognizing the unconstitutionality of PIS and COFINS levying on exchange variation, which was the reason for the above mentioned assessments, the Management of TIM Nordeste requested the extinction thereof and reversed the provision set up in 2004.

In April 2007, the amount of PIS on exchange variation claimed was reduced by R$5,293, after the declaration of unconstitutionality obtained with the sentence was recognized administratively. In February 2009, the requirement to pay COFINS referring to exchange variation was also reduced by R$23,339, leaving the amount of R$2,263 under discussion. Of the assessed amount of R$ 30,913, a total of R$2,281 continues under discussion. The defense presented by the subsidiary against the remaining amount is in the first stage of tax appeals.

ICMS

In 2003 and 2004 TIM Celular was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$41,475 (current value), mainly relating to dispute on the levying of ICMS on telecommunication services provided by the parent Company as well as trade of handsets. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The subsidiary is currently discussing these assessments with the taxing authorities. Based on the internal and external lawyers, the Management concluded that there is still the possibility of loss on the processes under discussion.

In April 2006, TIM Nordeste was assessed by the State of Piauí’s taxing authorities for R$7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on property, plant and equipment items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The subsidiary is impugning these assessments at administrative level.

In October 2006, TIM Nordeste was assessed by the State of Paraíba’s taxing authorities for R$5,511 referring to failure to ratably reverse ICMS credits on shipment of exempt and non-taxed goods. This assessment is being impugned at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$38,274, for allegedly having taken undue ICMS credit from acquisition of property, plant and equipment without application to monthly installments of a coefficient calculated ratably to the goods dispatched subjected to tax and the total goods dispatched. This assessment is being impugned by the Company at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$14,367 for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being impugned by the subsidiary at administrative level.

In November 2007, TIM Celular was assessed by the State of São Paulo taxing authorities for R$ 151,017, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services rendered in the January-December 2003 period. This assessment is being impugned by the subsidiary at administrative level.

In June 2008, TIM Nordeste was assessed by the State of Bahia taxing authorities for R$16,444, for allegedly defaulting on payment of an additional 2% ICMS rate referring to the Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) due on prepaid reloading revenues. The amounts in question are being discussed after a writ of mandamus obtained by the subsidiary with the respective escrow deposits being duly made. Anyhow, the assessment is being impugned at administrative level.

In August 2008, TIM Nordeste was assessed by the State of Ceará’s taxing authorities for R$24,886 for a debit arising from unduly taking ICMS credit on electric power acquisition and on property, plant and equipment received, without taking into account the proportion of total shipments to tax exempt and non-taxed shipments. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$17,167 for underpayment of ICMS due to an undue reduction of the basis of calculation of telecommunications services and discount on sales of cell phone sets. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$24,930, representing a separate fine for failure to record telecommunications service invoices in the ICMS determination book. This assessment is being contested by the subsidiary at administrative level.

In October 2008 TIM Nordeste was assessed by the state of Sergipe´s taxing authorities for R$16,668, referring to a fine for an alleged late-filing of electronic files containing fiscal documentation supporting telecommunication services rendered. This assessment is being contested by the subsidiary at administrative level.

In December 2008, TIM Nordeste was assessed by the state of Rio Grande do Norte´s taxing authorities for R$13,145, for the following reasons: (i) default on payment of ICMS due on communication services rendered in the period from January through December 2003; (ii) default on payment of ICMS due on sales operations performed in the period from January through December 2003; (iii) underpayment of ICMS due to use of a lower tax rate than legally stipulated; (iv) underpayment of additional ICMS due on the “Fundo de Combate a Pobreza e as Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) in the period from

January 2004 through December 2005; and (v) unduly taking tax credit on acquisitions of property, plant and equipment. This assessment is being contested by the subsidiary at administrative level.

In January 2009, TIM Celular was served a notice by the São Paulo state tax authorities, in the amount of R$16,332, regarding alleged lack of payment of ICMS arising from filing of payment form in an amount lower than the amount recorded in the Tax Registers, and non-filing of electronic file related to the tax obligations provided for in ICMS Covenant No. 115 of 2003. The defense presented by the subsidiary against such notice is in the first stage of tax appeals.

In April 2009, TIM Celular was served a notice by the São Paulo state tax authorities, in the amount of R$19,338, regarding unduly taking ICMS credit on electric power acquisition. The defense against this assessment is under way at administrative level.

In May 2009, TIM Celular was served a notice by the São Paulo state tax authorities, in the amount of R$42,865, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services. This assessment is being impugned by the subsidiary at administrative level.

In May 2009, TIM Nordeste was served a notice by the Pernambuco state tax authorities, in the amount of R$20,668 regarding taking ICMS credit on electric power acquisition and allegedly of unduly taking ICMS from acquisition of property, plant and equipment. This assessment is being impugned by the subsidiary at administrative level.

In May 2009, TIM Celular received a Tax Foreclosure handed down by the Rio de Janeiro tax authority amounting to R$ 5,829 regarding supposed late ICMS payments, made after the date established in state legislation. According to the tax authority the subsidiary gained exemption from penalties and interest relating to ICMS tax credits and the amount calculated was paid 5 days after the deadline provided for in legislation. The subsidiary presented a debtor’s stay of execution against the aforementioned foreclosure and its collection is being contested by the subsidiary in court.

ISS

On December 20, 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative plan cancellation services; telephone directory aid service and provision of data and information; and network infrastructure sharing. This assessment is being impugned by the Company at administrative level.

FUST - Telecommunications Service Universalization Fund

On December 15, 2005, ANATEL issued its Summary no.07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9.998. The subsidiaries still believe that based on applicable legislation (including the sole paragraph of article 6 of Law 9.998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company’s subsidiaries for R$31,338 referring to FUST on interconnection revenues arrears fine allegedly due (in 2001), all because of “Súmula” 07/05.

From September to December 2007, ANATEL issued several assessment notices against the Company’s subsidiaries totaling R$18,654, in connection with FUST allegedly due on interconnection revenues for the year 2002. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

In June, July and November 2008, new assessment notices amounting to R$32,360 were issued by ANATEL against the Company’s subsidiaries in connection with FUST levied on interconnection revenues allegedly due for the years 2003 and 2004. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

In February 2009, ANATEL continued its audit related to the period from January to December 2004, resulting in new notices served in the amount of R$ 45,698, related to FUST levied on interconnection revenues. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

FUNTTEL - Telecommunications Technological Development Fund

The Ministry of Communications assessed TIM Celular and TIM Nordeste for R$13,265 claiming for FUNTTEL amounts allegedly due on interconnection revenues for the years 2001 and 2002. At the same time an arrears fine was imposed on these subsidiaries. In these companies´ opinions, the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in this case of default on FUNTTEL fees allegedly due on interconnection revenues, based on the same arguments used for the FUST process. The claims for FUNTTEL collection on interconnection revenues are currently suspended, due to a writ of mandamus favorable to the subsidiaries.

In November 2008, further assessment notices for R$17,017 were issued by ANATEL in connection with FUNTTEL due on interconnection revenues allegedly due in 2003.

In May 2009, further assessment notices for R$16,506 were issued by ANATEL in connection with FUNTTEL due on interconnection revenues allegedly due in 2004. ANATEL claims for FUNTTEL collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

Regulatory proceedings

TIM Celular is authorized to provide SMP in the state of Paraná (except in Londrina and Tamarana) for an indefinite period, and for using the related SMP radio frequencies. In 2006, under the Term of Authorization 002/2006/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through September 3, 2022. In view of this extension, the object of the above mentioned Term of Authorization issued in accordance with Act 57.551 of April 13, 2006, the Company was, in its opinion, unduly required by ANATEL, on October 11, 2007, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$80,066.

TIM Celular is authorized to provide SMP in the state of Santa Catarina for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization 074/2008/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through September 30, 2023. In view of this extension, the object of the above mentioned Term of Authorization issued under Act 5.520 of September 18, 2008, the Company was, in its opinion, unduly required by ANATEL, on October 17, 2008, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$54,026.

TIM Celular is authorized to provide SMP in the municipalities of Pelotas, all located in the Rio Grade do Sul state, for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization 001/2009/PVCP/SPV-ANATEL, issues under Act 1848/09, of April 13, 2009. In view of this extension, the object of the above mentioned Term of Authorization, the Company was in its opinion, unduly required by ANATEL, on May, 2009, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area. On May 26, 2009, a refutation was presented due to the levy of TFI supposedly due. The amounts involved are: (i) R$ 37 for the payment of TFI relating to the issue of 28 licenses for radio-base station operations maturing on May 25, 2009; and (ii) R$ 333 relating to payments of TFI for the issue of 12,428 licenses for SMP’s mobile radio-base stations, maturing on May 25, 2009. Only a portion of R$ 37 relating to RBS, was paid by the Company.

TIM Nordeste is authorized to provide SMP in the state of Ceará for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization 084/2008/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through November 28, 2023. In view of this extension, the object of the above mentioned Term of Authorization issued in accordance with Act 7.385 of November 27, 2008, the Company was in its opinion, unduly required by ANATEL, on January 6, 2009, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$41,728.

TIM Nordeste is authorized to provide SMP in the state of Alagoas for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization issued as a consequence of Act No. 7383, of November 27, 2008, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through December 15, 2023. In view of such extension of the authorization for use of radiofrequencies associated to SMP, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$20,038.

TIM Nordeste is authorized to provide SMP in the state of Rio Grande do Norte for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization No. 087/2008/PVCP/SPV- ANATEL the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through December 31, 2023. In view of this extension, the object of the above mentioned Term of Authorization No. 087/2008/PVCP/SPV- ANATEL issued in accordance with Act 7.385 of November 27, 2008, the Company was in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$15,021.

TIM Nordeste is authorized to provide SMP in the state of Paraíba for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization issued as a consequence of Act No. 7383, of November 27, 2008, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through December 31, 2023. In view of such extension of the authorization for use of radiofrequencies associated to SMP, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$19,844.

TIM Nordeste is authorized to provide SMP in the state of Piauí for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization issued as a consequence of Act No. 7383, of November 27, 2008, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through March 27, 2024. In view of such extension of the authorization for use of radiofrequencies associated to SMP, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$13,497.

TIM Nordeste is authorized to provide SMP in the state of Pernambuco for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization No. 089/2008/PVCP/SPV- ANATEL, issued as a consequence of Act No. 7388, of November 27, 2008, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through March 15, 2024. In view of such extension of the authorization for use of radiofrequencies associated to SMP, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, in the amount of R$13,497. The amount relates to the operation of radio base stations and was considered due, the stations in question were already licensed to the value of R$ 582.

This requirement, according to ANATEL, would be justified by application of art.9, III of Resolution 255, which provides for issuance of new licenses if the validity period is renewed. However, as the Company does not find that this legal provision is correctly applied, the collection in question was timely impugned at administrative level, so that simultaneously the collection can be questioned and the collection suspended until a final decision is reached by ANATEL.

20 Assets retirement obligation

As movimentações nas obrigações decorrentes de descontinuidade de ativos encontram-se resumidas a seguir:

	Consolidated

	06/2009	03/2009

	(3 months)	(12 months)

Opening balance	211,802	211,802

Additions recorded throughout the period, net of write offs	3,925	768
Monetary adjustment in the period	9,610	4,805

Closing balance	225,337	217,375

21 Shareholders equity

a. Capital

As deliberated upon by the Administrative Council, regardless of the statutory reform, the Company is authorized to increase its capital by up to 2,500,000,000 (two billion and five hundred million) common or preferred shares.

The Capital subscribed and paid-in comprises shares without par value, thus distributed:

	06/2009	03/2009

Number of common shares	799,924,805	798,350,977
Number of preferred shares	1,548,522,231	1,545,475,560

	2,348,447,036	2,343,826,537

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class upon the new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c. Revenue reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve, which is set up based on paragraph 2, article 46 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

d. Dividends

Dividends are calculated in accordance with the Company’s by-laws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting but take priority on: (i) the payment of capital at no premium, and (ii) payment of a minimum non cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s by-laws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

22 Net operating revenue

	Consolidated

	06/2009	06/2008

Telecommunications service revenue – Mobile
Subscription	147,188	206,697
Utilization	3,672,720	3,798,566
Network use	2,033,405	2,188,823
Long distance	907,526	972,140
VAS – Additional services	912,968	724,122
Other	59,562	58,646

	7,733,369	7,948,994

Telecommunications service revenue – Fixed	32,643	1,418

Telecommunications service revenue – Mobile and Fixed	7,766,012	7,950,412

Goods sold	950,862	722,962

Gross operating revenue	8,716,874	8,673,374

Deductions from gross revenue
Taxes	(1,895,957)	(1,843,674)
Discounts given	(420,238)	(606,313)
Returns and other	(84,759)	(44,354)

	(2,400,954)	(2,494,341)

	6,315,920	6,179,033

23 Cost of services rendered and goods sold

	Consolidated

	06/2009	06/2008

Personnel	(38,170)	(50,045)
Third parties´ services	(162,453)	(110,083)
Interconnection	(1,648,483)	(1,915,971)
Depreciation and amortization	(709,141)	(645,543)
Telecommunications surveillance fund (FISTEL)	(5,260)	(4,365)
Rentals	(77,059)	(69,947)
Other	(12,280)	(16,751)

Cost of services rendered	(2,652,846)	(2,812,705)

Cost of goods sold	(791,178)	(588,066)

Total cost of services rendered and goods sold	(3,444,024)	(3,400,771)

24 Selling expenses

	Consolidated

	06/2009	06/2008

Personnel	(179,647)	(177,933)
Third parties´ services	(973,638)	(794,236)
Advertising and publicity expenses	(233,184)	(146,055)
Loss and allowance for doubtful accounts	(240,402)	(475,028)
Telecommunications surveillance fund (FISTEL)	(285,669)	(280,413)
Depreciation and amortization	(162,145)	(145,096)
Other	(45,677)	(43,058)

	(2,120,362)	(2,061,819)

25 General and administrative expenses

	Parent Company		Consolidated

	06/2009	06/2008	06/2009	06/2008

Personnel	(751)	(706)	(78,322)	(103,344)
Third parties´ services	(4,555)	(1,583)	(185,410)	(201,201)
Depreciation and amortization	-	-	(254,550)	(238,405)
Other	(158)	(428)	(31,619)	(30,562)

	(5,464)	(2,717)	(549,901)	(573,512)

26 Other operating revenues (expenses), net

	Parent Company		Consolidated

	06/2009	06/2008	06/2009	06/2008

Revenues
Fines – Telecommunications services	-	-	74,541	62,703
Reversal of the provision for
contingencies	1,314	201	10,060	4,383
Disposal of property, plant and
equipament	-	-	866	3,003
Other operating revenues	-	-	1,633	6,190

	1,314	201	87,100	76,279

Despesas
Amortization of deferred charges	-	-	(58)	(59)
Amortization of concessions	-	-	(162,779)	(138,479)
Taxes, rates and contributions	(34)	-	(15,577)	(10,511)
Goodwill amortization	-	(790)	-	(790)
Provision for contingencies	(724)	(1,419)	(43,047)	(59,791)
Cost on disposal of property, plant
and equipament	-	-	(6,048)	(5,070)
Other operating expenses	-	(9)	(4,430)	(2,924)

	(758)	(2,218)	(231,939)	(217,624)

Other operating revenues (expenses), net	556	(2,017)	(144,839)	(141,345)

27 Financial income

	Parent Company		Consolidated

				06/2008
	06/2009	06/2008	06/2009	Adjusted

Interest on short-term investments	2,192	2,027	26,645	24,286
in the money market
Monetary adjustment	369	276	8,243	7,775
Interest received from clients	-	-	20,638	23,368
Exchange variation	-	-	446,639	255,667
Other revenues	-	-	4,308	4,962

	2,561	2,303	506,473	316,058

28 Financial expenses

	Parent Company		Consolidated

				06/2008
	06/2009	06/2008	06/2009	Adjusted

Interest on loans and financing	-	(2)	(129,790)	(114,076)
Interest paid to suppliers	-	-	(2,806)	(443)
Interest on taxes and rates	-	-	(813)	(688)
Monetary adjustment	(100)	4	(16,988)	(11)
Discounts given	-	-	(4,128)	(21,838)
Exchange variation	-	-	(477,375)	(324,530)
Other expenses	(23)	(4)	(9,743)	(19,464)

	(123)	(2)	(641,643)	(481,050)

29 Income tax, social contribution expenses and tax losses

	Parent
	Company	Consolidated

	06/2009	06/2009	06/2008

Income tax for the quarter	-	(51,642)	(10,483)
Social contribution for the year	-	(18,756)	(3,839)
Fiscal incentive – ADENE	-	14,690	11,192

	-	(55,708)	(3,130)

Deferred income tax	-	(16,139)	-
Deferred social contribution	-	(5,811)	-

	-	(21,950)	-

Amortization of goodwill on privatization	-	-	(25,225)
	-	-
Provision for income tax and social
contribution contingencies	(3,227)	(3,227)	-

	(3,227)	(80,885)	(28,355)

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement:

	Consolidated

	06/2009	06/2008

Pretax income	(78,376)	(163,406)
Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	26,648	55,558
(Aditions)/exclusions:
Unrecognized tax losses and temporary differences	(94,536)	(93,387)
Use of recognized tax losses and temporary differences	(3,227)	-
Permanent (Additions)/exclusions	(21,950)	-
Fiscal incentive- ADENE	(3,931)	(2,498)
Derivative operations	14,690	11,192
Other assets	1,421	780

	(107,533)	(83,913)

Income tax and social contribution charged to the income for the year	(80,885)	(28,355)

30 Transactions with Telecom Italy Group

The transactions with Telecom Italy Group, which are performed under regular conditions, similarly to those with third parties, are thus composed:

	Assets

	06/2009	03/2009

Telecom Personal Argentina (1)	1,550	1,086
Telecom Italia Sparkle (1)	1,783	3,332
Telecom Italia S.p.A. (2)	2,351	5,680
Other	621	652

Total	6,305	10,750

	Liabilities

	06/2009	03/2009

Telecom Italia S.p.A. (2)	15,906	32,795
Telecom Personal Argentina (1)	1,162	596
Telecom Italia Sparkle (1)	6,256	7,322
Other	512	587

Total	23,836	41,300

	Revenue

	06/2009	06/2008

Telecom Italia S.p.A. (2)	6,074	5,919
Telecom Personal Argentina (1)	3,072	1,892
Telecom Italia Sparkle (1)	2,997	3,096
Other	465	1,059

Total	12,608	11,966

	Cost/Expense

	06/2009	06/2008

Telecom Italia S.p.A. (2)	9,395	14,289
Telecom Italia Sparkle (1)	12,962	9,820
Telecom Personal Argentina (1)	3,676	4,428
Other	589	2,213

Total	26,622	30,750

(1) These refer to roaming, value-added services – VAS and media assignment.

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services – VAS.

On April 02, 2009, at the General Shareholders´ Meeting of the Company, the renewal for a further 12 months was approved, of a cooperation and support agreement with Telecom Italia, effective between January 3, 2009 and January 02, 2010. Such agreement had been approved on May 3, 2007 by the Board of Directors of the Company and renewed for more 12 months 9January-December 2008) at TIM Participações’ General Shareholders´ Meeting on March 03, 2008.

Up to June 2009, R$ 11,021 was provisioned (R$ 5,058 at March 31, 2009), of which, R$ 10,900 relates to fixed assets (R$ 5,058 at March 31, 2009) and R$ 121 related to costs/ expenses. This contract seeks to add value to the Company using Telecom Italia’s experience to: (i) increase the effectiveness and efficiency of operations by adopting in-house solutions, and (ii) sharing systems, services, processes and best practices that are widely used in the Italian market and can easily be adapted to the Company.

(3) The Companies Entel Bolivia and Italtel were no longer considered related parties at the quarter ended March 31, 2009.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers – trade payables and other current assets and liabilities.

31 Financial instruments and risk management

In accordance with CVM Deliberation 550, of October 17, 2008, the Company and its subsidiaries explain that the risk factors to which they are exposed are as indicated bellow. The Company presents its financial instruments according to CVM’s instruction 566, issued December 17, 2008, which approved CPC’s Technical Pronouncement 14, and CVM’s instruction 475.

(i) Exchange rate risk

The exchange rate risk relates to the possibility of the subsidiaries incurring losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out swap contracts with financial institutions.

As of June 30, 2009 the subsidiaries’ loans indexed to the exchange variance of foreign currencies are fully covered by swap contracts. The income or loss resulting from these swap contracts is charged to operating income.

Besides the loans taken by the subsidiaries, which are the object of swap contracts, there are no other financial assets indexed to foreign currencies.

(ii) Interest rate risks

The interest rate risks relate to:

Possibility of variances in the fair value of financing indexed to fixed interest rates; in the event the latter does not proportionately follow those of CDI – Interbank Deposit Certificates. Gains or losses arising from swap contracts affects directly TIM Nordeste’s results.

Possibility of changes in the fair value of TJLP-indexed loans, if the TJLP does not follow the CDI – Interbank Deposit Certificate rates. In order to reduce this type of risk, the subsidiaries sign swap contracts with financial institutions, the gains and losses on which are recorded in the TIM Celular ’s results.

Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to fluctuation of interest rate on part of their hedge debt and obligations. At June 30, 2009, the subsidiaries’ financial resources are mostly invested in CDI, which partially reduces this risk.

(iii) Credit risk related to services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills. There is no single client accounting for more than 10% of net receivables from services rendered at June 30, 2009 and 2008 or of income from services in the six-month period then ended.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The policy adopted by the subsidiaries for sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, the positions and limits defined for orders placed by dealers, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. There is no single client accounting for more than 10% of net receivables from sales of goods at June 30, 2009 and 2008 or of income from services in the six-month period then ended.

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions and by following policies that establish maximum levels of concentration of risk by financial institution.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Market value of financial instruments

The consolidated financial derivative instruments are as follows:

	06/2009			03/2009

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative operations	90,879	189,043	(98,164)	134,180	58,721	75,459

Current portion	25,566	103,633		10,094	23,826

Long-term portion	65,313	85,410		124,086	34,895

The consolidated financial derivative instruments as of June 30, 2009 mature as follows:

	Ativo	Passivo

2010	52,623	19,625
2011	2,976	1,906
2012	1,926	846
2013	422	39
2014 on	7,366	62,994

	65,313	85,410

The fair values of derivative instruments of the subsidiaries were determined based on future cash flows (assets and liabilities position), taking into account the contracted conditions and bringing these flows to present value by means of discount at the future CDI rate published in the market. The fair values were estimated at a specific time, based on information available and the Company´s valuation methodologies.

The Company’s protection policy against financial risk – A summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related with exchange variation and interest rate variation.

The derivate instruments against exposure to exchange risks should be contracted concurrently with the debt contract that originated the exposure. The level of coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

When it comes to exposure to risk factors in local currency arising from financing linked to fixed interest rate or TJLP, as the yield on the Company’s and the subsidiaries cash and cash equivalents is based on the CDI, it is the subsidiaries´ strategy to change part of these risks into exposure to the CDI.

As of June 30, 2009 and March 31, 2009, there are margins or guarantees applying to the operations with derivative instruments owned by the subsidiaries.

The selection criteria followed by financial institutions rely on parameters that take into consideration the rating provided only by renowned risk analysis agencies, the shareholders´ equity and the degree of concentration of their operations and resources.

The table below shows the derivative instruments operations contracted by the subsidiaries, in force as of June 30, 2009 and March 31, 2009:

	Item affected by swap mechanism	Curre ncy	Reference Value (Notional R$)		Fair Value

			06/2009	03/2009	06/2009	03/2009

Fixed interest risk vs.	Part of
CDI	financing taken	BRL	72,897	80,416
Assets Position	from BNB				114,296	137,589
Liabilities Position					(104,934)	(127,198)
Net balance					9,362	10,391

TJLP Risk vs. CDI	Part of	BRL	373,352	397,133
Assets Position	financing taken				370,783	393,090
Liabilities Position	from BNDES				(366,311)	(389,751)
Net balance					4,472	3,339

USD Exchange Risk vs.	Hedge against
CDI	the risk of	USD	603,915	633,660
Assets Position	exchange				544,109	661,691
Liabilities Position	variation of loans				(609,750)	(658,528)
	granted by the
	Banks ABN and
	Unibanco
Net balance					(65,641)	3,163

JPY Exchange Risk vs.	Hedge against
CDI	the risk of	JPY	551,670	551,670
Assets Position	exchange				543,563	639,925
Liabilities Position	variation of				(589,920)	(581,359)
	loans granted
	by the banks
	Santander and
Net balance	Votorantim				(46,357)	58,566

TOTAL			1,601,834	1,662,879	(98,164)	75,459

Fixed interest swap vs. CDI

The operations with derivative instruments are intended to safeguard the Company and the subsidiary TIM Nordeste against possible losses in the case of increase in the interest rate set by Banco do Nordeste do Brasil (BNB), as required by the provisions dealing with financial charges on operations that use the Constitutional Financing Funds´s resources obtained under financing operations for expansion of the Company´s network in the Northeastern region, in 2004 and 2005. These derivative instruments mature through April 2013 and safeguard approximately 75% of all the financing taken from BNB by TIM Nordeste.

Based on the BNB´s current reference rate - 10% p.a. – the financing taken by the subsidiary TIM Nordeste and the respective derivative instruments contracted as part of these financing operations average 11.24% p.a. as a receivable item, and 73.47% of the CDI as a payable item. A possible reversal scenario would occur, if the CDI exceeded the level of 17.51% p.a.. These derivative instruments were contracted with Santander and Unibanco.

TJLP Swap vs. CDI

These financial derivative instrument operations are intended to safeguard the Company and the subsidiary TIM Celular against possible loss of assets due to increase in BNDES´s reference rate (TJLP) for financing contracted with that Institution in 2005. Its payable portion is contracted at an average cost in the equivalent to 90.62% of the CDI. These operations currently protect 33% of the total financing taken from BNDES, and mature on a monthly basis through August 2013. At June 30, 2009, the Company´s book income on this operation is positive, with Santander and UNIBANCO as its partners.

Exchange swap vs. CDI

The derivative instruments of this kind are intended to safeguard the Company and the subsidiary TIM Celular against exchange risks involved in contracts signed under BACEN Resolution 2.770, heretofore “2770”, indexed to the USD and JPY, and simultaneously contracted with the respective financing besides the foreign currency denominated loan taken out from BNP Paribas. All 2770 lines are safeguarded at an average cost of 131% of the CDI for USD-denominated contracts and 127% for JPY-denominated ones, , the loan from BNP Paribas being hedged at an average cost of 95.01% of the Interbank Deposit Certificate (CDI). As a receivable item, a swap is contracted using the same coupon of the line used. In this case, the exchange variation on financing is fully offset by the variation on contracted swaps. These swap contracts mature on the same date as the debt, i.e., until July/10 for the financing raised through lines of credit set forth by Resolution No. 2770 and until December 17 for the loan from BNP Paribas. These derivative instruments were contracted with Santander, Unibanco, Votorantim, ABN AMRO, Citibank and BES.

Statement of Sensitivity Analysis – Effect on the swap fair value variation

For identifying possible distortions on derivative consolidated operations currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

		Probable	Possible	Remote
Description	06/2009	Scenario	Scenario	Scenario

Prefixed debt	114,296	114,296	116,099	121,829
Fair value of swap assets side	114,296	114,296	116,099	121,829
Fair value of swap liabilities side	104,934	104,934	105,371	106,713
Swap - Net exposure	9,362	9,362	10,728	15,116

TJLP-indexed debt (partial amount)	370,783	370,783	372,327	382,537
Fair value of swap assets side	370,783	370,783	372,327	382,537
Fair value of swap liabilities side	366,311	366,311	366,799	368,351
Swap - Net exposure	4,472	4,472	5,528	14,186

US- indexed debt (Resolution 2.770)	544,109	544,109	706,477	847,777
Fair value of swap assets side	544,109	544,109	706,477	847,777
Fair value of swap liabilities side	609,750	609,750	612,537	614,148
Swap - Net exposure	(65,641)	(65,641)	93,940	233,629

JPY-indexed debt (Resolution 2.770)	543,563	543,563	712,477	852,729
Fair value of swap assets side	543,563	543,563	712,477	852,729
Fair value of swap liabilities side	589,920	589,920	593,889	592,613
Swap - Net exposure	(46,357)	(46,357)	118,588	260,116

Because the Company and its subsidiaries own only financial derivative instruments intended as a safeguard of their financial debt, the changes in the scenarios are followed by the respective safeguard instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these operations, the Company and its subsidiaries disclosed the fair value of the object (debt) and the financial derivative instrument on separate lines, (see above), so as to provide information on the Company´s and its subsidiaries´ net exposure in each of the three scenarios focused.

Note that all operations with financial derivative instruments contracted by the subsidiaries are solely intended as a safeguard for assets. As a consequence, any increase or decrease in the respective market value will correspond to an inversely proportional change in the financial debt contracted under the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of June 30, 2009 basically rely on assumptions relating to variations of the market interest rate, prefixed rate and TJLP, as well as variations of foreign currencies underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries´ financial derivative instruments, our assumptions basically took into consideration the effect of reduction of the main indices (CDI and TJLP) and fluctuation of foreign currencies used in swap operations (USD and JPY), with the following percentages and quotations as a result:

Risk Variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	9.11%	8.20%	5.50%
TJLP	6.25%	5.34%	3.58%
USD	R$ 1.9487	R$ 2.4359	R$ 2.9231
JPY	R$ 0.0203	R$ 0.0254	R$ 0.0304

A Table of Gains and Losses for the Period

Descriptive Table of Gains and (Losses) on Derivatives	06/2009

Fixed interest risk vs. CDI	2,014
TJLP risk vs. CDI	1,473
USD exchange risk vs. CDI	(121,490)
JPY exchange risk vs. CDI	(176,672)

Net gains/(losses)	(294,675)

32 Pension plans and other post-employment benefits

	Parent Company

	06/2009	03/2009

PAMA – health care plan	4,156	4,218
PAMEC	427	427

	4,583	4,645

	Consolidated

	06/2009	03/2009

Term of atypical contractual relationship	4,156	4,218
PAMA	1,946	1,946
PAMEC/health care plan	189	189

	6,291	6,353

Supplementary Pension Plan

On August 7, 2006, the Company’s administrative council approved the implementation by Itaú Vida e Previdência S.A, of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension is granted, on the condition that the retirement only occurs after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer to the PBT-SISTEL plan of the obligations assumed under this plan. Most of the participants opted for payment in cash or adherence to the PBT-SISTEL plan, the remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of June 30, 2009 and March 31,2009).

SISTEL e TIMPREV

The Company, TIM Nordeste and TIM Celular have sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, in 2002 started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies, with the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling no. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a private, multi-sponsored pension plan for employees receiving benefits;

Convênio de Administração: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No, 371, the actuarial position of these plans represents a surplus not recorded by the Company as it was impossible to recover these amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Supplementary Social Security Secretariat, the Ministry of Social Security approved the transfer of the benefit plans management: “PBS–Tele Celular Sul”, “TIM Prev Sul”, “PBT–TIM”, Management Agreement, “PBS–Telenordeste Celular” and “TIM Prev Nordeste” (according to Communications SPC/DETEC/CGAT, n° s, 169, 167, 168, 912, 171 and 170, respectively) from “Fundação Sistel de Seguridade Social- SISTEL”, to “HSBC – Fundo de Pensão”.

The other plans – “PAMA and PBS – Assistidos” – continue to be managed by “Fundação Social de Seguridade Social – SISTEL”. The only exception is “Plano PAMEC/Apólice de Ativos”, which was terminated, with the Company remaining responsible for coverage of the respective benefit, from now on called “PAMEC/Apólice de Ativos”.

In view of the approval of the proposed migration by the Administrative Council in January 2006, and those of the Ministry of Social Security, the transfer of the above mentioned Funds from “Fundação Sistel de Seguridade Social – SISTEL” to “HSBC – Fundo de Pensão” came into effect in April 2007.

In the six-month period ended June 30, 2009, the contributions to the pension funds and other post-employment benefits totaled m R$ 93 (R$107 in the same period of 2008)

33 Management’s fees

The fees paid to the management of the Company and its subsidiaries in the six-month period ended June 30, 2009 totaled R$ 3,508 (R$ 4,285 in the same period of 2008).

34 Insurance

It is the Company’s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of June 30, 2009, they have insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover possible losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating risks	R$14.364.818
General Third Party Liability – RCG	R$40.000
100% Fipe table, R$1,000 for civil liability
Cars (Executive and Operational Fleets)	(Material and Physical Damages).

35 Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement and actually implemented; mobile personal telecommunications cover for the assigned area. Also under these Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL, and comply with the related obligations. In the event these terms are not complied with, the subsidiaries are subject to PADO (Obligation Non-Compliance Determination Procedures) and any subsequently applicable penalties.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance with certain quality service indicators; and (ii) default on certain other obligations assumed under the Terms of Authorization and pertinent regulations.

In their defense before ANATEL, the subsidiaries presented several reasons for defaulting, most of them involuntary and not related to their activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management (Note 19).

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below, a list of minimum rental payments to be made under such agreements:

2010	242,140
2011	251,341
2012	260,892
2013	270,806
2014	281,098

1,306,277

36 Transactions with Group Telefônica

On April 28, 2007, Assicurazioni Generali S,p,A, Intesa San Paolo S,p,A, Mediobanca S,p,A, Sintonia S,p,A and Telefónica S,A, entered into an agreement to acquire the whole capital of Olimpia S,p,A,, a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S,p,A,, the Company’s indirect parent company. This acquisition was made through Telco S,p,A, (“Telco”), With the implementation of the operation in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Italia S,p,A., the indirect parent company of TIM Participações.

Through its Act no, 68,276/2007 published in the Federal Government Official Gazette of November 5, 2007 ANATEL approved the operation and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefonica and TIM group companies in Brazil, For purposes of ANATEL´s requirements implementation, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica´s participation in Telco S,p,A, cannot characterize influence on the financial, operational and strategic decisions made by Group TIM´s Brazilian operators. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the subsidiaries controlled by TIM Participações and the Group Telefonica´s operators in Brazil, in force at June 30, 2009, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well contracts relating to CSP (provider operation code) at regular price and conditions, in accordance with pertinent legislation. On June 30, 2009, the receivables and payables arising from these agreements amount are R$125,198 and R$98,243, respectively (R$145,322 and R$105,374 as of March 31, 2009). The amounts recorded as “Income” by the Company after approval of the transaction represent operating revenues and expenses amounting to R$647,652 and R$396,430, respectively (R$731,355 e R$463,819 in the six-month period ended June 30, 2009).

37 Other information

Acquisition of Intelig

On April 16, 2009, the Company announced the signature of the agreement of incorporation of Intelig. The Merger Agreement plans the acquisition will occur through the Company’s merger of Holdco Participações Ltda. (“HOLDCO”), a company that controls Intelig. Conclusion of this merger is subject to certain conditions, specially related to the previous approval by Agência Nacional de Telecomunicações – ANATEL, and the conclusion of the Intelig corporate and financing restructuring process, which are still in course.

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
TIM Participações S.A.
Rio de Janeiro - RJ

1. We have performed a special review of the accompanying standalone and consolidated Quarterly Financial Information (ITR) of TIM Participações S.A. for the quarter ended June 30, 2009, including the balance sheet, statements of operations, of changes in shareholders’ equity and of cash flows, report on the Company’s performance and notes thereto, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the National Association of State Boards of Accounting (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (CVM) regulations specifically applicable to the preparation of Quarterly Financial Information.

4. The Quarterly Financial Information of TIM Participações S.A. for the quarter ended June 30, 2008, whose statement of operations is being presented for comparative purposes, was reviewed by other independent auditors, who issued an unqualified special review report on July 21, 2008. Such Quarterly Financial Information was prepared originally before the adjustments arising from the changes in accounting practices described in Note 2. In connection with our review of the Quarterly Financial Information for the quarter ended June 30, 2009, we also reviewed the adjustments arising from the changes in accounting practices described in the same Note 2, and we are not aware of any material modification that should be made thereto as a result of such adjustments.

Rio de Janeiro, July 17, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

Claudio Camargo
Accountant CRC - 1PR 038.371/O -1 - S - RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 21, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.